ING Life Insurance and Annuity Company
and its Variable Annuity Account C

Opportunity Plus Multiple Option Group Variable Annuity Contracts

Supplement dated September 21, 2007 to the Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information, each dated April 30, 2007, as amended

The following information updates and amends certain information contained in your variable annuity Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information (SAI). Please read it carefully and keep it with your current variable annuity Contract Prospectus, Contract Prospectus Summary and SAI for future reference.

1. On July 24, 2007, the Board of Directors of ING Variable Portfolios, Inc. approved a proposal to reorganize the ING VP International Equity Portfolio into the ING VP Index Plus International Equity Portfolio. Subject to approval by the Portfolio's shareholders, after the close of business on November 9, 2007, the ING VP International Equity Portfolio will reorganize into and become part of the ING VP Index Plus International Equity Portfolio. Accordingly, effective after the close of business on November 9, 2007, Class I of the ING VP Index Plus International Equity Portfolio will automatically be added to your contract, and all existing account balances invested in the ING VP International Equity Portfolio (Class I) and all existing account balances invested in the ING VP Index Plus International Equity Portfolio (Class S) will automatically become investments in the ING VP Index Plus International Equity Portfolio (Class I).

   As a result, effective November 12, 2007, all references to the ING VP International Equity Portfolio (Class I) in the Contract Prospectus, Contract Prospectus Summary and SAI are hereby deleted, and all references to Class S of the ING VP Index Plus International Equity Portfolio are changed to Class I of the ING VP Index Plus International Equity Portfolio. Unless you provide us with alternative allocation instructions, all future allocations directed to the ING VP International Equity Portfolio (Class I) and to the ING VP Index Plus International Equity Portfolio (Class S) after the date of the reorganization will be automatically allocated to the ING VP Index Plus International Equity Portfolio (Class I). You may give us alternative allocation instructions at any time by contacting our Customer Service Center through:

   For all regular mail, please use:
   Opportunity Plus Service Center
   ING National Trust
   P.O. Box 9810
   Providence, RI 02940-8010

   For overnight mail, please use:
   Opportunity Plus Service Center
   ING National Trust
   101 Sabin Street
   Pawtucket, RI 02860

   1-800-OPP-INFO
   1-800-677-4636

   See also the Transfers section of your Contract Prospectus or the Investment Options section of your Contract Prospectus Summary for further information about making fund allocation changes.

2. The minimum and maximum Total Annual Fund Operating Expenses shown in the Contract Prospectus and Contract Prospectus Summary will not change as a result of the reorganizations. Therefore, there is no change to the hypothetical examples shown in the Contract Prospectus and Contract Prospectus Summary.

Insurance products issued by ING Life Insurance and Annuity Company. Securities offered through ING Financial Advisers, LLC (Member SIPC), 151 Farmington Avenue, Hartford, CT 06156, or through other Broker-Dealers with which it has a selling agreement. These companies are wholly owned, indirect subsidiaries of ING Groep N.V. Insurance obligations are the responsibility of each individual company.